STIFEL, NICOLAUS & COMPANY, INCORPORATED

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
As of December 31, 2016



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors
Stifel, Nicolaus & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Stifel, Nicolaus & Company, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

1702-2202769

A member firm of Ernst & Young Global Limited

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
December 31, 2016

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	46,426
Cash segregated for regulatory purposes		73,235
Receivables:		
Brokerage clients, net		1,415,936
Brokers, dealers and clearing organizations		1,030,595
Securities purchased under agreements to resell		248,588
Financial instruments owned, at fair value		901,500
Investments, at fair value		69,423
Deferred tax assets, net		142,668
Loans and advances to financial advisors and other employees, net		176,214
Goodwill and intangible assets, net		306,589
Other assets		184,358
Total assets	**$**	**4,595,532**
Liabilities and stockholder's equity		
Short-term borrowings	$	574,000
Payables:		
Brokerage clients		842,295
Brokers, dealers and clearing organizations		553,297
Drafts		94,311
Securities sold under agreements to repurchase		268,546
Financial instruments sold, but not yet purchased, at fair value		688,347
Accrued compensation		175,485
Accounts payable and accrued expenses		143,907
Due to Parent and affiliates, net		118,247
		3,458,435
Liabilities subordinated to claims of general creditors		35,000
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		1,003,449
Retained earnings		98,647
		1,102,097
Total liabilities and stockholder's equity	**$**	**4,595,532**

See accompanying Notes to Consolidated Statement of Financial Condition.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel"), is principally engaged in brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. We have offices throughout the United States. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). We are a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The consolidated statement of financial condition includes Stifel Nicolaus and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments; accrual for contingencies; fair value of goodwill and intangible assets; and tax reserves. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel Nicolaus and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities, we evaluate whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests.

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics, such as the ability to influence the decision-making relative to the entity's activities and how the entity is financed. With the exception of entities eligible for the deferral codified in Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2010-10, "Consolidation: Amendments for Certain Investment Funds," ("ASU 2010-10") (generally asset managers and investment companies), ASC 810 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that have both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

Entities meeting the deferral provision defined by ASU 2010-10 are evaluated under the historical VIE guidance. Under the historical guidance, a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. Where a qualitative analysis is not conclusive, we perform a quantitative analysis. We reassess our initial evaluation of an entity as a VIE and our initial determination of whether we are the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See Note 17 for additional information on variable interest entities.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents included money market mutual funds and highly liquid investments, other than those used for trading purposes, with original maturities of 90 days or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2016.

Brokerage Client Receivables, net

Brokerage client receivables, primarily consisting of amounts due on cash and margin transactions collateralized by securities owned by clients, are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition. See Note 9 for additional information on financial assets and liabilities that are subject to offset.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Notes to Consolidated Statement of Financial Condition
December 31, 2016

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under reverse repurchase agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, investments and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated financial statements, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement*" which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our financial instruments are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our inventory and represent the acquiring and disposing of debt or equity instruments for our benefit and not for resale to our customers.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of our company is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of our company is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of our company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of our company is derived based on valuation techniques we believe market participants would use. We have elected December 31 as our annual impairment testing date.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Notes to Consolidated Statement of Financial Condition
December 31, 2016

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 6 for further discussion.

Loans and Advances to Financial Advisors and Other Employees, Net

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial situation.

Legal Loss Allowances

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. These reserves are included in accounts payable and accrued expenses in the consolidated statement of financial condition.

This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accounts payable and accrued expenses in the consolidated statement of financial condition.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to our employees. See Note 13 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the consolidated statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 16 for further information regarding income taxes.

Recently Adopted Accounting Guidance

Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share

In May 2015, the Financial Accounting Standards Board ("FASB") issued Account Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. We elected to adopt this guidance on January 1, 2016. See Note 4 – Financial Instruments.

NOTE 3 – Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2016, included *(in thousands)*:

Receivable from clearing organizations	$	584,424
Deposits paid for securities borrowed		372,483
Securities failed to deliver		73,688
	$	**1,030,595**

Amounts payable to brokers, dealers and clearing organizations at December 31, 2016, included *(in thousands)*:

Deposits received from securities loaned	$	478,814
Payable to clearing organizations		46,601
Securities failed to receive		27,882
	$	**553,297**

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments and financial instruments sold, but not yet purchased.

We generally utilize third-party pricing services to value Level 1 and Level 2 available-for-sale investment securities, as well as certain derivatives designated as cash flow hedges. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial Instruments Owned

When available, the fair value of financial instruments are based on quoted prices (unadjusted) in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices (unadjusted), such as equity securities listed in active markets, fixed income securities, and U.S. government securities.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include U.S. government agency securities, mortgage-backed securities, corporate fixed income securities infrequently traded, and state and municipal obligations.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include mortgage-backed securities and equity securities with unobservable pricing inputs. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Investments carried at fair value primarily include corporate equity securities, auction-rate securities ("ARS"), and private company investments.

Corporate equity securities are valued based on quoted prices in active markets and reported in Level 1.

ARS are valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs. ARS are reported as Level 3 assets.

Investments in Funds That Are Measured at Net Asset Value Per Share

Investments at fair value include investments in funds, including certain money market funds that are measured at net asset value ("NAV"). The Company uses NAV to measure the fair value of its fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value. The Company adopted ASU No. 2015-07 in January 2016 and, as required, disclosures in the paragraphs and tables below are limited to only those investments in funds that are measured at NAV. In accordance with ASU No. 2015-07, previously reported amounts have been conformed to the current presentation.

Notes to Consolidated Statement of Financial Condition
December 31, 2016

The Company's investments in funds measured at NAV include partnership interests and mutual funds. The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

The table below presents the fair value of our investments in, and unfunded commitments to, funds that are measured at NAV at December 31, 2016 *(in thousands)*:

	Fair value of investments		Unfunded commitments	
Partnership interests	$	6,689	$	202
Mutual funds		11,301		—
Total	$	**17,990**	$	**202**

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Financial instruments sold but not yet purchased include highly liquid instruments with quoted prices such as U.S. government securities, fixed income securities, and equity securities listed in active markets.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include U.S. government agency securities, mortgage-backed securities, fixed income securities not actively traded, and state and municipal securities.

Notes to Consolidated Statement of Financial Condition
December 31, 2016

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2016 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Financial instruments owned:				
U.S. government securities	$ 9,951	$ 9,951	$ —	$ —
U.S. government agency securities	89,833	—	89,833	—
Mortgage-backed securities:				
Agency	305,774	—	305,774	—
Non-agency	28,402	—	27,320	1,082
Corporate securities:				
Fixed income securities	288,723	1,944	286,779	—
Equity securities	19,722	19,397	—	325
State and municipal securities	159,095	—	159,095	—
Total financial instruments owned	901,500	31,292	868,801	1,407
Investments:				
Corporate equity securities	1,906	1,906	—	—
Auction rate securities:				
Equity securities	48,689	—	—	48,689
Municipal securities	832	—	—	832
Other	6	—	6	—
Investments measured at NAV	17,990			
Total investments	69,423	1,906	6	49,521
	$ 970,923	$ 33,198	$ 868,807	$ 50,928
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 362,536	$ 362,536	$ —	$ —
U.S. government agency securities	20,549	—	20,549	—
Mortgage-backed securities:				
Agency	94,552	—	94,552	—
Non-agency	1	—	1	—
Corporate securities:				
Fixed income securities	202,968	980	201,988	—
Equity securities	7,710	7,710	—	—
State and municipal securities	31	—	31	—
Total financial instruments sold, but not yet purchased	$ 688,347	$ 371,226	$ 317,121	$ —

Notes to Consolidated Statement of Financial Condition
December 31, 2016

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2016 *(in thousands)*:

| | Financial Instruments Owned | | Investments | |
	Mortgage-backed securities – Non-agency	Equity Securities	Auction-Rate Securities – Equity	Auction-Rate Securities – Municipal
Balance at January 1, 2016	$ 1,476	$ 619	$ 50,442	$ 1,315
Unrealized gains/(losses)	(18)	(301)	547	67
Realized gains	54	—	—	—
Purchases	—	—	50	—
Redemptions	(430)	—	(2,350)	(550)
Transfers into Level 3	—	7	—	—
Net change	(394)	**(294)**	(1,753)	(483)
Balance at December 31, 2016	$ 1,082	$ 325	$ 48,689	$ 832

The results included in the table above are only a component of the overall investment strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities. The changes to our company's Level 3 classified instruments during the year ended December 31, 2016 were principally a result of: redemptions of ARS at par, offset by realized and unrealized gains, net.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in our company's Level 3 recurring fair value measurements as of December 31, 2016.

	Valuation technique	Unobservable input	Range	Weighted Average
Investments:				
Auction rate securities:				
Equity securities	Discounted cash flow	Discount rate	2.0% - 12.6%	6.5%
		Workout period	1-3 years	2.5 years
Municipal securities	Discounted cash flow	Discount rate	2.2% - 10.6%	4.9%
		Workout period	1-4 years	1.9 years

The fair value of certain Level 3 assets was determined using various methodologies as appropriate, including third-party pricing vendors, broker quotes and market and income approaches. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment and other analytical procedures.

The fair value for our auction-rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and our company's own redemption experience. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an on-going basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Transfers Within the Fair Value Hierarchy

We assess our financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were $1.9 million of transfers of financial assets from Level 2 to Level 1 during the year ended December 31, 2016 primarily related to corporate fixed income, mortgage-backed, and equity securities for which market trades were observed that provided transparency into the valuation of these assets. There were $8.6 million of transfers of financial assets from Level 1 to Level 2 during the year ended December 31, 2016 primarily related to corporate fixed income securities for which there were low volumes of recent trade activity observed.

Financial Instruments Not Measured at Fair Value

There are certain financial instruments included in our consolidated statement of financial condition that are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. These financial assets and liabilities include: cash and cash equivalents, cash segregated for regulatory purposes, receivables from brokerage clients, receivables from brokers, dealers and clearing organizations, securities purchased under agreements to resell, payables from brokerage clients, payables from brokers, dealers and clearing organizations, and securities sold under agreements to repurchase.

Short-term borrowings

The carrying amount of short-term borrowings approximates fair value due to the relative short-term nature of such borrowings, some of which are day-to-day.

Liabilities Subordinated to Claims of General Creditors

The fair value of subordinated debt was measured using the interest rates commensurate with borrowings of similar terms. At December 31, 2016, the carrying value and fair value of the subordinated debt is $35.0 million and $17.4 million, respectively. See Note 8 to the consolidated financial statements for further discussion of the subordinated debt.

NOTE 5 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and financial instruments sold, but not yet purchased at December 31, 2016 are as follows *(in thousands)*:

Financial instruments owned:		
U.S. government securities	$	9,951
U.S. government agency securities		89,833
Mortgage-backed securities:		
Agency		305,774
Non-agency		28,402
Corporate securities:		
Fixed income securities		288,723
Equity securities		19,722
State and municipal securities		159,095
	$	**901,500**
Financial instruments sold, but not yet purchased:		
U.S. government securities	$	362,536
U.S. government agency securities		20,549
Mortgage-backed securities:		
Agency		94,552
Non-agency		1
Corporate securities:		
Fixed income securities		202,968
Equity securities		7,710
State and municipal securities		31
	$	**688,347**

At December 31, 2016, financial instruments owned in the amount of $992.9 million were pledged as collateral (on a settlement-date basis) for our repurchase agreements and short-term borrowings. Financial instruments owned on a settlement-date basis were $1.3 billion at December 31, 2016. Our financial instruments owned are presented on a trade-date basis in the consolidated statement of financial condition.

Financial instruments sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – **Goodwill and Intangible Assets**

We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Our annual goodwill impairment testing was completed as of December 31, 2016, with no impairment identified.

The carrying amount of intangible assets is presented in the following table *(in thousands)*:

Balance at January 1, 2016	$	**16,751**
Amortization of intangible assets		(2,702)
Balance at December 31, 2016	$	**14,049**

Amortizable intangible assets consist of acquired customer relationships and trade name that are amortized to expense over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2016 were as follows *(in thousands)*:

	Gross carrying value		Accumulated Amortization		Net	
Customer relationships	$	30,493	$	21,472	$	9,021
Trade name		8,780		3,752		5,028
	$	**39,273**	$	**25,224**	$	**14,049**

The weighted-average remaining lives of the following intangible assets at December 31, 2016 are: customer relationships 6.4 years; and trade name 8.2 years.

NOTE 7 – **Short-Term Borrowings**

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition.

Our uncommitted secured lines of credit at December 31, 2016, totaled $1.0 billion with six unaffiliated banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $525.7 million during the year ended December 31, 2016. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities. At December 31, 2016, our outstanding uncommitted secured lines of credit of $377.0 million were collateralized by company-owned securities valued at $343.7 million and customer-owned securities valued at $108.2 million.

We have a committed, secured Credit Agreement, as amended, (the "Agreement") with Stifel Bank and Trust ("Stifel Bank"), a wholly-owned subsidiary of the Parent. Under the terms of the Agreement, Stifel Bank is providing our company with a $199.5 million revolving credit facility. The outstanding balance at December 31, 2016 was $197.0 million and is included in short-term borrowings in the consolidated statement of financial condition. The credit facility expires in September 2017. The borrowings are collateralized by company-owned securities and receivables valued at $207.4 million at December 31, 2016. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the Eurocurrency Rate plus 1.50%. See Note 15 for further discussion of our related party transactions.

NOTE 8 – **Liabilities Subordinated to Claims of General Creditors**

In September 2010, FINRA approved our amended $35.0 million subordinated loan agreement with the Parent and its inclusion in our net capital computation. The loan is callable on September 30, 2035 and bears interest at a floating rate equal to three-month LIBOR plus 1.70% per annum. At December 31, 2016, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $17.4 million.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Notes to Consolidated Statement of Financial Condition
December 31, 2016

NOTE 9 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets that are subject to offset as of December 31, 2016 *(in thousands)*:

	Gross amounts of recognized assets	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition		
				Amounts available for offset	Available collateral	Net amount
Securities borrowing [1]	$ 372,483	$ —	$ 372,483	$ (291,793)	$ (68,776)	$ 11,914
Reverse repurchase agreements [2]	248,588	—	248,588	(216,542)	(32,046)	—
	$ 621,071	$ —	$ 621,071	$ (508,335)	$ (100,822)	$ 11,914

(1) Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations on the consolidated statement of financial condition. See Note 3 in the notes to our consolidated statement of financial condition for additional information on receivables from brokers, dealers, and clearing organizations.

(2) Collateral received includes securities received by our company from the counterparty. These securities are not included on the consolidated statement of financial condition unless there is an event of default. The fair value of securities pledged as collateral was $248.5 million at December 31, 2016.

The following table provides information about financial liabilities that are subject to offset as of December 31, 2016 *(in thousands)*:

	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition		
				Amounts available for offset	Available collateral	Net amount
Securities lending [3]	$ (478,814)	$ —	$ (478,814)	$ 291,793	$ 175,849	$ (11,172)
Repurchase agreements [4]	(268,546)	—	(268,546)	216,542	52,004	—
	$ (747,360)	$ —	$ (747,360)	$ 508,335	$ 227,853	$ (11,172)

(3) Securities lending transactions are included in payables to from brokers, dealers, and clearing organizations on the consolidated statement of financial condition. See Note 3 in the notes to our consolidated statement of financial condition for additional information on payables to brokers, dealers, and clearing organizations.

(4) Collateral pledged includes the fair value of securities pledged by our company to the counter party. These securities are included on the consolidated statements of financial condition unless we default. Collateral pledged by our company to the counter party includes U.S. government agency securities, U.S. government securities, and corporate fixed income securities with market values of $299.3 million.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset on the consolidated statement of financial condition, these transactions are included in the preceding table.

NOTE 10 – Commitments, Guarantees and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2016, had no material effect on the consolidated financial statements.

We provide guarantees to securities clearinghouses and exchanges under the standard membership agreements, such that members are required to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

To hedge the interest rate risk, we enter into TBA securities to be delivered at settlement dates in the future. The TBA securities are recorded at fair value and included in agency mortgage-backed securities in the financial instruments valuation table included in Note 4 to the consolidated financial statements. The fair value of the TBA securities sold, not yet purchased at December 31, 2016 was $94.6 million.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2016, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

At December 31, 2016, one customer, with five related accounts under common control, accounted for approximately 24% of the balance in receivables from brokerage clients, net in the consolidated statement of financial condition.

Operating leases

We have non-cancelable operating leases for office space. Future minimum commitments under these operating leases at December 31, 2016 are as follows *(in thousands)*:

2017	$	78,741
2018		74,252
2019		69,784
2020		58,909
2021		43,389
Thereafter		128,325
	$	453,400

NOTE 11 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable in connection with pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss is reasonably estimable.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated statement of financial condition with respect to these matters, including the matters described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position. However, resolution of one or more of these matters may have a material effect on our financial positon in any future period, depending upon the ultimate resolution of those matters. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated statement of financial condition.

SEC/Wisconsin Lawsuit

A civil lawsuit was filed against our company by the SEC in connection with our role in the sale of collateralized debt obligations ("CDOs") investments to five Southeastern Wisconsin school districts (the "school districts") in U.S. District Court for the Eastern District of Wisconsin on August 10, 2011. The SEC asserted claims under Section 15c(1)(A), Section 10b and Rule 10b-5 of the Exchange Act and Sections 17a(1), 17a(2), and 17a(3) of the Securities Act. The claims were based upon both alleged misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs.

During the fourth quarter of 2016, a settlement among the parties was approved by the Commission that resulted in the court entering a final judgment on December 6, 2016, pursuant to which Stifel was enjoined from violating Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 and ordering civil penalties, disgorgement, and prejudgment interest of approximately $24.5 million.

EDC Bond Issuance Matter

We were named, along with other parties, in a lawsuit filed in Wisconsin state court asserting various claims by LDF Acquisition LLC ("LDF"), a special purpose vehicle created by Saybrook Tax Exempt Investors LLC (collectively "Saybrook") in which, among other things, Saybrook sought repayment from the Lac Du Flambeau Band of Lake Superior Chippewa Indians and its Lake of the Torches Economic Development Corporation (the "Tribal Parties"), two different law firms and Stifel and Stifel Financial Corp. (together with Stifel, the "Stifel Parties") for the proceeds from a $50.0 million 2008 bond offering ("the Bonds") in which the Tribal Parties issued the Bonds, the two law firms advised the Tribal Parties and Saybrook, respectively, and Stifel acted as the initial purchaser. The various parties to this lawsuit asserted numerous claims, cross claims and counter claims against each other. In late December 2016, the court ruled that Stifel had provided implied warranties to Saybrook in connection with the bond offering.

A jury trial commenced on January 30, 2017 and in early February 2017, Saybrook, the Tribal Parties and the Stifel Parties reached a settlement among themselves. Shortly thereafter, Saybrook, the Tribal Parties, and the Stifel Parties reached a settlement with the law firm parties, which resolved all outstanding litigation related to this matter.

Broyles, et al. v. Cantor Fitzgerald & Co. et al. Matter

In December 2013, Stone & Youngberg, LLC ("Stone & Youngberg") was named in an Amended Complaint filed in U.S. District Court for the Middle District of Louisiana alleging fraud on the part of Stone & Youngberg in connection with the 2007 formation of the Collybus CDO, which was manufactured by Cantor Fitzgerald & Co. ("Cantor") and purchased by Commonwealth Advisors ("CA") on behalf of several CA funds, as well as in connection with, among other things, Stone & Youngberg's facilitation of subsequent trades of Collybus CDO securities by CA on behalf of the CA funds during 2007 and 2008. In the Amended Complaint, plaintiffs allege that they lost over $200.0 million during the financial crisis through mismanagement of the CA funds.

In addition to the claims asserted against Stone & Youngberg, the Amended Complaint seeks to hold our company and the Parent liable for Stone & Youngberg's alleged wrongdoing under theories of successor and alter ego liability, arising out of our company's purchase of the membership interests of Stone & Youngberg in 2011 and the subsequent operation of that business.

The original Complaint named Cantor, CA, and CA's CEO, Walter Morales. The CA funds filed a Chapter 11 bankruptcy petition which stayed the original lawsuit until the reorganization plan was entered by the court in the fall of 2013. Shortly thereafter, the CA funds filed their first Amended Complaint, which is the first complaint that asserted claims against Stone & Youngberg, our company, or the Parent. The action is now proceeding under a Fourth Amended Complaint. On September 29, 2016, the court postponed the trial for an extended, but undefined, period to consider various motions and other matters that will impact, among other things, the ultimate trial date and the issues to be tried. While there can be no assurance of success, Stone & Youngberg intends to vigorously defend the claims against it, and our company, and the Parent intend to vigorously defend the claims seeking to hold us responsible for Stone & Youngberg's alleged liability.

NOTE 12 – Regulatory and Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1.0 million, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). At December 31, 2016, we had net capital of $228.8 million, which was 15.3% of aggregate debit items and $198.8 million in excess of our minimum required net capital.

NOTE 13 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan"). The Wealth Accumulation Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to our employees. Awards are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Units generally vest over a three- to eight-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Additionally, the Wealth Accumulation Plan allows our financial advisors, who achieve certain levels of production, will defer a certain percentage of their gross commissions. As stipulated by the Wealth Accumulation Plan, the financial advisors will defer 4% of their gross commissions. They have the option to: 1) defer 5% of their gross commissions into company stock units and may elect to defer an additional 1% of gross commissions into company stock units with a 25% matching contribution, or 2) defer up to 2% in mutual funds, which earn a return based on the performance of index mutual funds as designated by our company or a fixed income option. The mutual fund deferral option does not include a company match. Financial advisors have no ownership in the mutual funds. Included in the consolidated statement of financial condition at December 31, 2016 are investments in mutual funds of $11.3 million that were purchased by our company to economically hedge, on an after-tax basis, its liability to the financial advisors who choose to base the performance of their return on the index mutual fund option. At December 31, 2016, the deferred compensation liability related to the mutual fund option of $8.6 million is included in accrued compensation in the consolidated statement of financial condition.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a five to eight-year period. Deferred compensation costs are generally amortized on a straight-line basis over the deferral period.

Employee Profit Sharing Plan

Eligible employees of our company who have met certain service requirements may participate in the Stifel Financial Corp. Profit Sharing 401(k) Plan (the "Plan"). Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the Plan. We may match certain employee contributions or make additional contributions to the Plan at the discretion of the Parent.

NOTE 14 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We enter into securities transactions that involve forward settlement. Gains or losses on these transactions are recognized on a trade date basis. Securities transactions involving longer settlements give rise to market risk. Our exposure to market risk is influenced by many factors, including market volatility, changes in interest rates, and type and size of the individual security.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2016, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $2.5 billion and the fair value of the collateral that had been sold or repledged was $268.5 million.

NOTE 15 – Related Party Transactions

We have a sweep arrangement with Stifel Bank, a wholly-owned subsidiary of the Parent, whereby a portion of available funds in customer brokerage accounts are automatically transferred by our Company into money market deposit accounts at Promontory, of which Stifel Bank retains a portion of the funds as deposits. Stifel Bank held $11.5 billion of our brokerage clients' deposits at December 31, 2016.

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for several of our affiliates. These affiliates include KBW, Inc., Stifel Nicolaus Europe Limited, and Century Securities Associates, Inc. At December 31, 2016 amounts due to affiliates for these services was $36.1 million and is included in payables to brokers, dealers and clearing organizations in the accompanying statement of financial condition.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Notes to Consolidated Statement of Financial Condition
December 31, 2016

At December 31, 2016, amounts due to our Parent primarily consist of stock-based compensation that is paid upon conversion of stock units and debentures and income taxes that were paid by the Parent on our company's behalf. The amount due to Parent at December 31, 2016 was $102.2 million. Due to affiliates of $16.0 million at December 31, 2016 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates. These payables are included in due to Parent and affiliates, net in the accompanying statement of financial condition.

At December 31, 2016, the amount due from affiliates was $1.1 million. Amounts owed the Company primarily consist of operating expenses that were paid on behalf of affiliates and are included in other assets in the accompanying statement of financial condition.

We have a committed, secured Credit Agreement with Stifel Bank. At December 31, 2016, we had $197.0 million outstanding on our revolving credit facility, which is included in short-term borrowings in the consolidated statement of financial condition, and were in compliance with all covenants. See Note 7 for further discussion of our short-term borrowings.

We have an intercompany loan with the Parent, at a rate equal to the Prime Rate plus 0.25%. Our peak borrowing on the intercompany loan was $301.3 million during the year ended December 31, 2016. There was no outstanding balance on the loan at December 31, 2016.

During the year ended December 31, 2016, the Parent forgave $98.3 million related to stock-based compensation plans. The forgiveness is shown as a capital contribution to additional paid-in-capital.

During the year ended December 31, 2016, we sold a receivable from brokerage clients to the Parent for $100.0 million.

During the year ended December 31, 2016, our Board of Directors authorized and paid dividends of $210.0 million to the Parent.

NOTE 16 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2016 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	152,442
Accrued expenses		12,488
Receivable reserves		3,380
Unrealized loss on investments		128
Net operating loss carryforwards		24
Other		44
	$	168,506
Deferred tax liabilities:		
Goodwill and other intangibles		(23,204)
Prepaid expenses		(2,634)
		(25,838)
Net deferred tax asset	**$**	**142,668**

We believe the realization of the net deferred tax asset is more likely than not based upon anticipated future taxable income. Our net deferred tax asset at December 31, 2016 includes net operating loss carryforwards of $0.4 million, which expire between 2026 and 2027.

The current state income tax receivable, included in other assets, is $1.8 million as of December 31, 2016. The current tax payable, primarily related to state and foreign taxes, included in accounts payable and accrued expenses, is $0.2 million as of December 31, 2016. Federal income tax payments are made on our behalf by the Parent. See Note 15 for further discussion of related party transactions.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2008.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Notes to Consolidated Statement of Financial Condition
December 31, 2016

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated statement of financial condition.

NOTE 17 – Variable Interest Entities

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have net assets of $167.1 million at December 31, 2016. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. In addition, our direct investment interest in these entities is insignificant at December 31, 2016.

For the entities noted above that were determined to be VIEs, we have concluded that we are not the primary beneficiary and therefore are not required to consolidated these entities. Additionally, for certain other entities we reviewed other relevant accounting guidance, which states the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either: (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause, or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are not met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

NOTE 18 – Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements were available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2017, the date the accompanying consolidated statement of financial condition was issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition; however, we identified the following non-recognized subsequent event:

Revolving Credit Facility with Stifel Bank

On February 1, 2017, our revolving credit facility with Stifel Bank, a wholly-owned subsidiary of the Parent, was increased to $251.0 million.

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